UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

  (Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2000

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                      to

US Airways, Inc. 401(k) Savings Plan

(Full title of the plan)

US Airways Group, Inc.

(Issuer of securities held pursuant to the plan noted above)

2345 Crystal Drive, Arlington, VA 22227

(Address of principal executive offices)

Commission file number: 1-8444

US Airways, Inc.
401(k) Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2000 and 1999

(With Independent Auditors'
Report Thereon)

US Airways, Inc.
401(k) Savings Plan

Table of Contents
Page
Independent Auditors' Report	1
Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999	2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2000 and 1999	3
Notes to Financial Statements	4 - 11
Supplemental Schedule I
Schedule of Assets Held for Investment Purposes At End of Year	12 - 13

Signature	14

Exhibit 23
Consent of Independent Auditors	15

Independent Auditors' Report

The Plan Administrator and Participants
US Airways, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the US Airways, Inc. 401(k) Savings Plan (the Plan), as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLean, VA
June 1, 2001                                                                                                                   KPMG LLP

US Airways, Inc.
401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits
	December 31,
	2000	1999
Assets
Investments (See Notes 3 and 4)	$ 1,316,476,237	$ 1,210,181,136

Receivables:
Participant contributions	2,051,608	1,629,956
Employer contributions	139,717	122,258
Due from US Airways, Inc. Employee Savings Plan	10,648	-

Total receivables	2,201,973	1,752,214

Total assets	1,318,678,210	1,211,933,350

Liabilities
Accrued expenses	71,523	67,704

Total liabilities	71,523	67,704

Net assets available for plan benefits	$ 1,318,606,687	$ 1,211,865,646
	============	============

See accompanying Notes to Financial Statements.

US Airways, Inc.
401(k) Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
	Years ended December 31,
	2000	1999
Additions to net assets attributable to:
Net appreciation (depreciation) in fair value
of investments (See Note 3)	$(7,312,042)	$4,410,759
Dividends	40,013,595	63,238,817
Interest	2,315,724	2,437,389
Interest income on participant loans	3,351,358	3,128,198
Total investment income	38,368,635	73,215,163

Participant contributions	100,147,900	87,506,772
Employer contributions	7,273,318	6,758,873
Rollover contributions	4,304,605	2,536,013
Total contributions	111,725,823	96,801,658

Total additions	150,094,458	170,016,821

Deductions from net assets attributable to:
Benefits paid to participants	43,065,434	32,368,496
Administrative expenses	286,583	267,247
Total deductions	43,352,017	32,635,743
Net increase	106,742,441	137,381,078

Net assets available for plan benefits:
Beginning of year	1,211,865,646	1,074,469,534
Transfer from (to) the US Airways,
Inc. Employee Savings Plan	(1,400)	15,034
End of year	$1,318,606,687	$1,211,865,646
	==========	==========

See accompanying Notes to Financial Statements.

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements

1.  Description of Plan

The following description of the US Airways, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   (a) General

The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code (IRC), as amended and to qualify under Section 401(a) of the IRC. The Plan was established effective September 1, 1988 to provide retirement income to employees of US Airways, Inc. (US Airways or the Company). In general, employees of US Airways, who are covered by a collective bargaining agreement which provides for their participation in the Plan, and who have at least 90 days of service, are eligible to participate except for those individuals not covered under the United States income tax laws and those individuals who are participants in another 401(k) plan sponsored by US Airways. Effective April 1, 1999 and January 1, 2000, the Plan was amended to include Shuttle, Inc. flight attendants and Shuttle, Inc. mechanics, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. (US Airways Group), is the issuer of certain common stock securities held pursuant to the Plan.

   (b) Contributions

Eligible US Airways employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions for 2000 and 1999 could not exceed the statutory limit of $10,500 and $10,000 per year, respectively.

The Company makes a 50 percent matching contribution each payroll period, up to a maximum of two percent of the participant's compensation for those participants who are covered by a collective bargaining agreement with US Airways, Inc. and the International Association of Machinists and Aerospace Workers (the IAM).

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

   (c) Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching contributions, plus actual earnings thereon, become 100 percent vested after two years of continuous service.

   (d) Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate their participant and Company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

As of December 31, 2000, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

   (e) Participant Withdrawals

All participants can borrow from their account, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceding twelve month period) or 50 percent of their vested separate account balance as of the date of the loan. Loan transactions are treated as transfers between the investment funds and participant loans receivable. Loan terms cannot exceed five years, except for loans obtained for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

   (f) Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary are made as soon as reasonably practicable. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $5,000, the distribution can be deferred or provided in cash as a lump sum distribution.

   (g) Forfeited Accounts

At December 31, 2000 and 1999, forfeited nonvested accounts totaled $2,439 and $6,699, respectively. These accounts are used to reduce future employer contributions. Also, in 2000 and 1999, employer contributions were reduced by $80,003 and $1,551, respectively, from forfeited nonvested accounts.

   (h) Administrative expenses

Certain administrative expenses of the Plan are paid by US Airways.

2.  Summary of Accounting Policies

   (a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

   (b) Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Fidelity Capital Growth Mix Portfolio, Fidelity Moderation Mix Portfolio, Fidelity Income Mix Portfolio and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

   (c) Payment of Benefits

Benefits are recorded as deductions when paid.

   (d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3.  Investments

The following table presents the fair value of individual investments which exceeded 5% of the Plan's net assets:

	December 31,
	2000	1999
Investments:
Fidelity Magellan Fund	$407,148,792	$444,820,365
US Airways Common Stock
Fund	335,481,651	177,823,125
Fidelity Equity Income Fund	149,738,976	163,268,767
Fidelity Spartan U.S. Equity
Index Portfolio	115,281,759	135,253,002
Fidelity Capital Growth Mix
Portfolio	74,499,268	75,043,119

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($7,312,042) and $4,410,759, respectively, as follows:

	Years Ended December 31,
	2000	1999
Shares in Registered
Investment Companies	$(82,898,844)	$80,815,099
US Airways Common Stock Fund	74,905,793	(74,800,560)
US Government Securities and
US Investment Grade Fixed
Income Securities	681,009	(1,603,780)

	$(7,312,042)	$4,410,759
	========	========

4.  Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $38,264,642 and $43,509,576 at December 31, 2000 and 1999, respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 2000 and 1999 was $91,984,075 and $99,218,456, respectively. The average portfolio crediting interest rate was approximately 5.8% at December 31, 2000 and 1999. The portfolio average yield was approximately 6.0% and 5.9% for the years ended December 31, 2000 and 1999, respectively.

For GICs with variable rates (approximately 76 percent and 77 percent of the portfolio at December 31, 2000 and 1999, respectively, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 2000 and 1999. The fair value of the portfolio was $92,242,386 and $98,524,949 at December 31, 2000 and 1999, respectively.

5.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition the following actions shall be taken for the benefit of participants:

     (a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

     (b) All participant accounts must be disposed of in the forms of payment available under the Plan, unless the participant's spouse consents to another form of distribution.

(this space intentionally left blank)

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2000	1999
Net assets available for plan
benefits per the financial
statements	$1,318,606,687	$1,211,865,646
Amounts allocated to
withdrawing participants	-	(55,351)
Net assets available for Plan benefits
per the Form 5500	$1,318,606,687	$1,211,810,295
	==========	==========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2000
Benefits paid to participants per the
financial statements	$43,065,434
Add: Amounts allocated to withdrawing
participants at December 31, 2000	-
Less: Amounts allocated to withdrawing
participants at December 31, 1999	(55,351)
Benefits paid to participants per the
form 5500	$43,010,083
========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.  Transfers

Transfers to and from the US Airways, Inc. Employee Savings Plan represent changes in the participants' class or craft, thereby changing the plan for which they are qualified to participate.

10.  Merger Agreement

On May 23, 2000, US Airways Group, entered into an agreement and plan of merger with UAL Corporation (UAL), United Airlines' parent corporation, and Yellow Jacket Acquisition Corp., a wholly-owned subsidiary of UAL which was formed for the purpose of this merger, pursuant to which the merger subsidiary will be merged into US Airways Group. Consummation of the merger is subject to various conditions including, but not limited to, the receipt of regulatory approvals. At this time, US Airways cannot predict the outcome of the regulatory approvals necessary for the consummation of the merger, nor can US Airways predict what effect, if any, the merger might have on the Plan.

11.  Subsequent Event

Effective January 2, 2001, the Plan was amended to spin-off plan assets related to pilots into
US Airways, Inc. 401(k) Savings Plan for Pilots. Total assets transferred to the US Airways,
Inc. 401(k) Savings Plan for Pilots were $659,640,070 as of January 2, 2001.

(this space intentionally left blank)

                                                                                                                                                         Supplemental Schedule I
                                                                                                                                                                                Page 1 of 2

US Airways, Inc.
401(k) Savings Plan
Schedule of Assets Held for Investment Purposes At End of Year

 December 31, 2000
Identity	Description	Current
of Issue	of Investment	Value

Fidelity Magellan Fund*	Shares in registered investment company	$407,148,792

US Airways Common Stock Fund*	Common stock of employer's parent company, US Airways Group, Inc., and short-term Investments	335,481,651

Fidelity Equity Income Fund*	Shares in registered investment company	149,738,976

Fidelity Spartan U.S.	Shares in registered investment company	115,281,759
Equity Index Portfolio*

Fidelity Capital Growth Mix	Shares in registered investment companies	74,499,268
Portfolio*

Fidelity Retirement	Shares in money market fund	52,693,917
Government Money
Market Portfolio*

Participant Loans*	Interest rates range from 7% to 11% per annum	39,412,077

(table continued on next page)

* Party in interest.
See accompanying Independent Auditors' Report.

                                                                                                                                                         Supplemental Schedule I
                                                                                                                                                                                Page 2 of 2

US Airways, Inc.
401(k) Savings Plan
Schedule of Assets Held for Investment Purposes At End of Year
(Continued)

    December 31, 2000

Identity	Description	Current
of Issue	Of Investment	Value

Fixed Income Fund*	Guaranteed Investment Contracts, interest rates range from 5.31% to 7.06% per annum	38,264,642

Putnam International Growth A Fund	Shares in registered investment companies	28,736,390

MAS Domestic Fixed Income Portfolio Institutional	US Government securities and US investment grade fixed income securities	20,783,210

Fidelity Moderation Mix Portfolio*	Shares in registered investment companies	18,708,984

T. Rowe Price Small CapStock Fund	Shares in registered investment companies	18,443,491

Neuberger & Berman Guardian Trust	Shares in registered investment companies	13,922,978

Fidelity Income Mix Portfolio*	Shares in registered investment companies	3,360,102

Total Investments		$1,316,476,237
		==========

* Party in interest.
See accompanying Independent Auditors' Report.

Signature

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                                                                                                US Airways, Inc.
                                                                                                                    401(k) Savings Plan

                                                                                                                By: /s/ Anita P. Beier
                                                                                                       Anita P. Beier
                                                                                                              Vice President and Controller
                                                                                                                  (Chief Accounting Officer)
                                                                                                                   US Airways Group, Inc.

June 20, 2001